Exhibit H

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-        :       )

Eastern Utilities Associates
Notice of Proposed Amendments to Declaration of Trust;
Order Authorizing Solicitation of Proxies

Eastern Utilities Associates ("EUA"), a registered public utility holding company, files this Application/Declaration pursuant to Sections 6(a)(2), 7 and 12(e) of the Public Utility Holding Company Act of 1935 and Rules 62 and 65 thereunder (the "Application/Declaration"). EUA requests authority through December 31, 1998 to amend its Declaration of Trust dated April 2, 1928, as amended (the "Declaration of Trust") to delete provisions therein requiring approval by the holders of at least two-thirds of EUA's outstanding Common Shares prior to a sale of shares of the capital stock of a majority owned subsidiary of EUA if such sale would result in the loss of voting control of such a subsidiary of EUA (the "Trust Amendments").

        The principal purpose of the Trust Amendments is to provide EUA's Trustees increased flexibility to respond expeditiously to opportunities that may arise regarding the possible sale of a subsidiary of EUA.

        Although management of EUA may from time to time evaluate the possible sale of one or more of EUA's subsidiaries, there are no active negotiations with any potential purchasers. On May 7, 1998, EUA announced that it had ceased discussions regarding the possible sale of its EUA Cogenex Corporation ("Cogenex") subsidiary primarily because the parties were unable to agree on terms consistent with management's objective of maximizing shareholder value. There are currently no discussions or negotiations with any potential purchaser of Cogenex, but if the Trust Amendments are approved by the shareholders, a sale of Cogenex, as well as of other subsidiaries, could be completed without shareholder approval. The Trustees believe that removing the requirement for such approval will enhance EUA's ability to consummate such sales and possibly enhance the value to EUA and its shareholders realized from such transactions.

        For all of theses reasons, EUA requests authority to amend its Declaration of Trust as described above.

        EUA proposes to a submit to its shareholders at a special meeting of shareholders, to be held on or about July 20, 1998, a proposal to approve the Trust Amendments. EUA intends to solicit proxies from its shareholder to approve the Trust Amendments. The Trust Amendments must be authorized by the vote of a two-thirds majority of the holders of EUA's outstanding Common Shares entitled to vote at the special meeting. Attached hereto as Exhibit I are forms of letters of solicitation proposed to be used and forms of all other documents proposed to be transmitted with such letters of solicitation.

        EUA requests that its Application/Declaration with respect to the solicitation of proxies for voting and expenditures of money and other considerations in connection therewith be permitted to become effective forthwith as provided in Rule 62( d). Proxies will be solicited by mail and may be solicited by officers, trustees and regular employees of EUA and EUA Service Corporation personally, by telephone or facsimile. Corporate Investor Communications, Inc. has been retained by EUA to assist in the solicitation of proxies at a cost of $4,800 plus reimbursement of reasonable out-of-pocket expenses. EUA will also reimburse persons holding stock in their names or the names of their nominees for their expenses in sending solicitation materials to their principals. The cost of the solicitation and special meeting is not expected to exceed $42,000.

        Except as described herein, no associate company or affiliate of EUA or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transaction.

        The application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in
writing by    , 1998, to the Secretary, Securities and Exchange Commission,
Washington, DC 20549, and serve a copy to the applicant at the address specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application, as filed or as it may be amended, may be granted.

        For the Commission, by the Division of Investment Management pursuant to delegated authority.